KING DIGITAL ENTERTAINMENT PLC

Fitzwilton House, Wilton Place

Dublin 2, Ireland

March 21, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Patrick Gilmore, Accounting Branch Chief Gabriel Eckstein, Staff Attorney David Edgar, Staff Accountant

Re:

King Digital Entertainment plc Registration Statement on Form F-1 (File No. 333-193984)

originally filed February 18, 2014, as amended, and corresponding Registration

Statement on Form 8-A (File No. 001-36368) filed March 21, 2014

Acceleration Request

Requested Date: March 25, 2014

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

King Digital Entertainment plc (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form F-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Jeffrey R. Vetter or James D. Evans, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Vetter at (650) 335-7631, or in his absence, Mr. Evans at (206) 389-4559.

Sincerely,

KING DIGITAL ENTERTAINMENT PLC

By:	/s/ Robert Miller
Robert Miller
Chief Legal Officer

cc:	Hope Cochran, Chief Financial Officer
King Digital Entertainment plc

Mark C. Stevens, Esq.
Jeffrey R. Vetter, Esq.
James D. Evans, Esq.
Fenwick & West LLP

March 21, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	King Digital Entertainment plc
Registration Statement on Form F-1 (File No. 333-193984)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of King Digital Entertainment plc, a public limited company organized under the laws of the Republic of Ireland (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-193984) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s ordinary shares, nominal value $0.00008 per share, so that the Registration Statement may be declared effective at 4:00 PM Washington, D.C. time, on March 25, 2014, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated March 12, 2014, was distributed by the underwriters approximately as follows from March 12, 2014 through the date hereof:

Copies to prospective underwriters	2,770
Copies to institutional investors	4,539
Copies to others, including the Registrant, the Registrant’s counsel, independent accountants, and underwriters’ counsel	1,457

Total	8,766

We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Chris Roberts

Name:	Chris Roberts

Title:	Managing Director

Very truly yours,

J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Acting severally on behalf of themselves and the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Imran Khan

Name:	Imran Khan

Title:	Managing Director

Very truly yours,

J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Acting severally on behalf of themselves and the several underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A. H. Allong

Name:	Michele A. H. Allong

Title:	Authorized Signatory